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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             CLIFFS DRILLING COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                                             76-0248934
   (State of Incorporation                                  (I.R.S. Employer
       or Organization)                                  Identification Number)

     1200 Smith Street, Suite 300
           Houston, Texas                                        77002
(Address of Principal Executive Offices)                       (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. | |

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. | |



        Securities to be registered pursuant to Section 12(b) of the Act:


  Title of Each Class                           Name of Each Exchange on Which
  to be so Registered                           Each Class is to be Registered
  -------------------                           ------------------------------
  Common Stock, $0.01 par value                     New York Stock Exchange


        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

                                (Title of Class)



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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock, $0.01 par value

       The capital stock of Cliffs Drilling Company (the "Company") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Company's common stock, $0.01 par value per share ("Common Stock"). Holders of Common Stock are entitled to one vote for each share on all matters upon which shareholders have the right to vote and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors of the Company (the "Board") with respect to any series of preferred stock, the holder of such shares exclusively possess all voting power. The Certificate of Incorporation of the Company does not provide for cumulative voting for the election of directors. No holder of Common Stock has any preemptive right to subscribe for any securities of the Company of any kind or class. Subject to any preferential rights of any outstanding series of preferred stock, the holders of Common Stock are entitled to receive such dividends as the Board of Directors of the Company may from time to time declare out of funds legally available therefor, and upon liquidation of the Company, are entitled to receive pro rata all assets of the Company available for distribution to such holders.

       The Certificate of Incorporation and the Bylaws of the Company contain several provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise more difficult. These provisions are expected to discourage certain types of transactions that may involve an actual or threatened change of control of the Company and to encourage persons seeking to acquire control of the Company to consult first with the Company's Board to negotiate the terms of any proposed business combination or offer. Takeovers or changes in the Board that might be proposed and effected without prior consultation and negotiation with the Board or the Company's management would not necessarily be detrimental to the Company and its shareholders. However, the Company nonetheless believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposal, because, among other things, negotiation of such proposals could result in an improvement of their terms.

       The Company's Certificate of Incorporation and Bylaws (i) provide that the size of the Board will be fixed by resolution of the directors of the Company, (ii) classify the Board into 3 classes, as nearly equal in number as possible, each class to serve for 3 years, with one class elected each year,
(iii) provide that directors may be removed only for cause and only with the approval of the holders of at least 80 percent of the combined voting power of the outstanding shares of the Company capital stock entitled to vote generally in the election of directors (the "Voting Stock"), (iv) provide that any vacancy on the Board may be filled only by the remaining directors then in office, though less than a quorum, (v) provide that no shareholder action may be taken by written consent, (vi) provide that special meetings of the shareholders of the Company may be called only pursuant to a resolution adopted by a majority of the total number of directors that the Board would have if there were no vacancies or by the Chairman of the Board, (vii) require advance notice of business to be brought before, or nominations to be made



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at, a meeting of shareholders by a shareholder, (viii) authorize the Board to issue one or more series of preferred stock and to determine with respect to any such series the terms and rights thereof, and (ix) provide that certain provisions of the Certificate of Incorporation and of the Bylaws may not be amended or repealed or provisions inconsistent therewith adopted, without the approval of the holders of at least 80% of the Voting Stock.

       The foregoing is a summary of certain provisions in the Company's Certificate of Incorporation and Bylaws, and is qualified in its entirely by reference to the Certificate of Incorporation and Bylaws.


ITEM 2.  EXHIBITS

       All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.


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                                   SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                               CLIFFS DRILLING COMPANY



Dated: March 11, 1997                          By:   \S\  EDWARD A. GUTHRIE
                                                  -------------------------
                                                    Edward A. Guthrie
                                                    Vice President - Finance